Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-200459, 333-131485, 333-128131, and 333-89541 on Forms S-3 and Registration Statements No. 333-229363, 333-218391, 333-201679, 333-139048, 33-73624 and 33-51314 on Forms S-8 of our reports dated November 14, 2019, relating to the consolidated financial statements of Franklin Covey Co., (which report expresses an unqualified opinion  and includes an explanatory paragraph related to the Company’s change in method of accounting for revenue from contracts with customers in fiscal year 2019 due to the adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers), and the effectiveness of Franklin Covey Co.'s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Franklin Covey Co. for the year ended August 31, 2019.
/s/ Deloitte & Touche LLP
Salt Lake City, Utah
November 14, 2019